UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Translation of registrant’s name into English)

Floor 4, Building 1, No. 311, Yanxin Road Huishan District, Wuxi Jiangsu Province, PRC 214000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being filed by Skillful Craftsman Education Technology Limited (the “Company”). In connection with the Company’s initial public offering on June 29, 2020, the Company’s Board of Directors (the “Board”) approved a form of employment agreement for the Company’s executive officers. With the exception of the base salaries to be granted to each of the executive officers, the material terms of such employment agreements were described in the Company’s registration statement on Form F-1 (File No. 333-237815), initially filed with the Securities and Exchange Commission on April 24, 2020, as amended.

On September 30, 2020, the Compensation Committee of the Board ratified, confirmed and approved the compensation terms set forth in the employment agreements dated June 26, 2020 between the Company and Xiaofeng Gao, who serves as Chief Executive Officer of the Company, Jun Liu, who serves as Chief Financial Officer of the Company, and Lugang Hua, who serves as Chief Technology Officer of the Company, respectively. As such, effective August 1, 2020, the annual base compensation for Mr. Gao, Mr. Liu and Mr. Hua are US$360,000, US$288,000, and US$176,000, respectively.

Copies of the employment agreements with each of Messrs. Gao, Liu and Hua are filed as Exhibits 99.1, 99.2 and 99.3 hereto and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Employment Agreement, dated June 26, 2020, by and between the Company and Xiaofeng Gao
99.2	Employment Agreement, dated June 26, 2020, by and between the Company and Jun Liu
99.3	Employment Agreement, dated June 26, 2020, by and between the Company and Lugang Hua

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

Date: October 20, 2020	By:	/s/ Xiaofeng Gao
Xiaofeng Gao
Chief Executive Officer and Chairman of the Board of Directors